

09058668

UNI
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50093

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 AND ENDING December 31, 2008
                                 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific American Securities, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

9191 Towne Centre Drive, Suite 406

(No. and Street)

San Diego	California	92122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Constance L. Gibbs   (858) 320-2850
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, Michelle A. Morton _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific American Securities, LLC _____, as of December 31 _____, 20 08 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President/CEO
_____
Title

PAOLA MARANGON
COMM. #1627104
Notary Public · California
San Diego County
My Comm. Expires Dec. 6, 2009

2/24/09

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



BREARD & ASSOCIATES, INC.

Certified Public Accountants

Independent Auditor's Report

Board of Directors
Pacific American Securities, LLC:

We have audited the accompanying statement of financial condition of Pacific American Securities, LLC (the Company) as of December 31, 2008, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific American Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2009

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Pacific American Securities, LLC
Statement of Financial Condition
December 31, 2008

Assets

Cash and cash equivalents	$	949,303
Deposit with clearing organization		100,000
Receivable from brokers and dealers		707,515
Marketable securities, at market value		11,664
Receivable from related parties		199,442
Furniture and equipment, net		28,065
Prepaid expenses		140,255
Deposits		12,763
Other assets		1,100
Goodwill, net		415,455
Total assets		**$ 2,565,562**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	505,202
Payable to brokers, dealers, and clearing organization		256,060
Income tax payable		11,790
Total liabilities		773,052
Member's equity		1,792,510
Total liabilities and member's equity		**$ 2,565,562**

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Income
For the Year Ended December 31, 2008

Revenues

Commission income	$ 7,932,228
Investment gains (losses), net	(9,696)
Interest income	66,796
Other income	76,106
Total revenues	8,065,434

Expenses

Employee compensation and benefits	1,679,588
Commissions, trading fees and floor brokerage	4,504,522
Communications and data processing	981,463
Interest expense	4,825
Occupancy & equipment rental	240,129
Professional fees	85,819
Other operating expenses	458,771
Total expenses	7,955,117
Net income (loss) before income tax provision	110,317
Income tax provision	12,590
Net income (loss)	$ 97,727

The accompanying notes are an integral part of these financial statements.

Pacific American Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2008

	Member's Equity
Balance at December 31, 2007	$ 1,862,377
Member's distributions	(167,594)
Net income (loss)	97,727
Balance at December 31, 2008	$ 1,792,510

Pacific American Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities:

Net income (loss)		$ 97,727
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	$ 19,565	
(Increase) decrease in assets:		
Receivable from brokers and dealers	(142,821)	
Marketable securities, at market value	9,696	
Receivable from related parties	(144,309)	
Prepaid expenses	31,153	
(Decrease) increase in liabilities:		
Accounts payable and accrued expenses	166,519	
Payable to brokers, dealers, and clearing organization	93,777	
Income taxes payable	11,790	
Total adjustments		45,370
Net cash and cash equivalents provided by (used in) operating activities		143,097

Cash flows from investing activities:

Purchase of furniture and equipment	(22,895)	
Net cash and cash equivalents provided by (used in) investing activities		(22,895)

Cash flows from financing activities:

Repayment of loans payable	(14,868)	
Member's distribution	(167,594)	
Net cash and cash equivalents provided by (used in) financing activities		(182,462)

Net increase (decrease) in cash and cash equivalents	(62,260)
Cash and cash equivalents beginning of year	1,011,563
Cash and cash equivalents end of year	$ 949,303

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Interest	$	4,825
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: <u>GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

General

Pacific American Securities, LLC (the "Company") was organized in the State of California on February 19, 1997, as a broker/dealer in securities under the Securities and Exchange Act of 1934. On April 1, 1999, the Company became a Delaware Single Member Limited Liability Company. The Company is a wholly–owned subsidiary of Pacific American Services Group, LLC (the "Parent"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company operates as a broker/dealer for customers, who are predominately institutional investors, on a fully disclosed basis, whereby the Company does not hold customer funds or securities. The Company also provides soft dollar services by engagement, and trades securities for its own account.

In the normal course of business, the Company's customer activities involve the execution and settlement of various customers securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Receivable from brokers, dealers and clearing organizations are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Note 1:   GENERAL & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115). As such, marketable securities held by the Company are classified as investment securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based in specific identification of recorded cost, with the change in fair value during the period included in income.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is organized as a single member limited liability company for federal and state income tax purposes. Pursuant to this tax organization, the Company is treated as a disregarded entity for federal and state income taxes, since such taxes, if any, are the responsibility of its member. However, the Company is subject to a California limited liability company tax, and a gross receipts fee.

Note 2:   DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Pershing LLC, A BNY Securities Group ("Clearing Broker") to carry its account and the accounts of its customers as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2008 is $100,000.

Note 3:   MARKETABLE SECURITIES, AT MARKET

Marketable securities, at market value consist of corporate securities. As discussed in Note 1, marketable securities held by the Company are classified as investment securities stated at their fair market value based in quoted prices. At December 31, 2008, these securities are carried at their fair market value of $11,664. The accounting for the mark-to-market on the proprietary trading is included in the Statement of Income as net investment losses of $9,696.

Note 4: FURNITURE AND EQUIPMENT, NET

Furniture and equipment consists of the following:

		Useful Life
Furniture & fixtures	$ 56,573	2 - 5 years
Machinery & equipment	114,320	2 - 5 years
	170,893	
Accumulated depreciation	(142,828)	
Total furniture and equipment, net	$ 28,065	

Depreciation expense for the year ended December 31, 2008 was $19,565.

Note 5: INCOME TAXES

As discussed in Note 1, the Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. However, for tax purposes the Parent is treated like a partnership, therefore in lieu of business income taxes, the members of the Parent are taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to a limited liability company gross receipts tax, with a minimum provision of $800. The income tax provisions consist of the following:

Franchise tax	$ 800
Gross receipts tax	11,790
Total income tax provision	$ 12,590

Note 6: RECEIVABLE FROM BROKERS AND DEALERS

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. All of the customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2008, the receivables from clearing brokers of $707,515 are pursuant to these clearance agreements.

Note 7: RELATED PARTY TRANSACTIONS

Pacific American Services Group, LLC (the "Parent"), is the holding company for Pacific American Securities, LLC and Pacific American Advisors, LLC ("Advisors"). The Company has entered into a written agreement with the Parent and Advisors, whereby the Company and Advisors reimburse the Parent on a ratio of two–thirds/one–third, respectively, for common office space and expenses.

Advisors provides the Company with accounting services.

During the year ended December 31, 2008 the Company made various advances to its employees and affiliates. These advances are unsecured, non-interest bearing and due on demand. Total advances receivable at December 31, 2008 was $199,442.

Note 8: GOODWILL, NET

Goodwill represents the unamortized cost of acquiring the net assets, of another broker/dealer, in excess of the appraised value of such assets, at the date of acquisition. The goodwill is tested annually for impairment using guidelines set forth in Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The Company believes that no impairment existed at December 31, 2008. Before adopting SFAS 142, the Company had previously amortized $169,028 of the original goodwill using straight–line amortization.

Note 9: PREPAID EXPENSES

The Company has included prepaid insurance, licenses and legal fees, and soft-dollar research advances in prepaid expenses. The balances are either amortized over the term of the license or policy, or expensed when services are performed or incurred.

Note 10: SOFT-DOLLAR ARRANGEMENTS

The Company provides research to certain customers pursuant to soft-dollar arrangement. The value of research to be provided is based on a percentage of commission income received from the customer. The research is typically purchased by the Company from third parties. A liability is recorded for research due to customers based on commission income received.

Note 11: PROFIT SHARING PLAN

Effective January 1, 2002, the Company adopted a 401(k) Profit Sharing Plan (the "Plan"). All employees, after ninety days of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary. For the year ended December 31, 2008, the Company did not make any contributions.

Note 12: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, bank, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 13 COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various non–cancelable leases for office equipment. The leases are for varying terms. The minimum annual payments for these leases are as follows:

Year Ending December 31,		
2009	$	50,093
2010		32,850
2011		10,950
2012 & thereafter		–
	$	93,893

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC's insured limits. The Company has not experienced any losses in such accounts and management believes it places its cash on deposit with financial institutions which are financially stable.

Note 14: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

Statement Number	Title	Effective Date
FIN 48	Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109	After 12/15/07
SFAS 141(R)	Business Combinations	After 12/15/08
SFAS 157	Fair Value Measurements	After 12/15/07
SFAS 160	Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51	After 12/15/07
SFAS 161	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After 12/15/08

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 15: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $993,530, which was $893,530 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness ($773,052) to net capital was 0.78 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Computation of net capital

Member's equity		$ 1,792,510

Less: Non allowable assets

Receivable from related parties	$ (199,442)	
Furniture and equipment, net	(28,065)	
Prepaid expenses	(140,255)	
Deposits	(12,763)	
Other assets	(1,100)	
Goodwill, net	(415,455)	
Total adjustments		(797,080)

Net capital before haircuts on securities	995,430

Less: Haircuts

Haircuts on marketable securities	(1,750)	
Haircuts on money markets	(150)	
Total haircuts		(1,900)

Net capital	993,530

Computation of net capital requirements
Minimum net capital requirements

6 ⅔ percent of net aggregate indebtedness	$ 51,537	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		100,000

Excess net capital	$ 893,530

Ratio of aggregate indebtedness to net capital	0.78 : 1

There was a $1 rounding difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2008.

Pacific American Securities, LLC
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2008

A computation of reserve requirements is not applicable to Pacific American Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Pacific American Securities, LLC
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2008

Information relating to possession or control requirements is not applicable to Pacific American Securities, LLC, as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Pacific American Securities, LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2008

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
Pacific American Securities, LLC:

In planning and performing our audit of the financial statements of Pacific American Securities, LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care^{SM}

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2009

Pacific American Securities, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2008